# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 11/05/2025
Amends the filing with accession number 0000902664-23-004381
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,035,142; sole dispositive power 0; shared dispositive power 4,035,142; aggregate amount beneficially owned 4,035,142 (43.6% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,147,254; sole dispositive power 0; shared dispositive power 2,147,254; aggregate amount beneficially owned 2,147,254 (23.2% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,659,241; sole dispositive power 0; shared dispositive power 1,659,241; aggregate amount beneficially owned 1,659,241 (17.9% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,035,142; sole dispositive power 0; shared dispositive power 4,035,142; aggregate amount beneficially owned 4,035,142 (43.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented as follows: The information set forth in Item 5(c) of this Amendment No. 9 is incorporated by reference herein to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented as follows: The information set forth in Item 5(c) of this Amendment No. 9 is incorporated by reference herein to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and supplemented as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon (i) 7,762,681 Shares outstanding as of August 8, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2025, and (ii) an additional 1,492,539 Shares issued pursuant to the November 2025 Conversion Notice (as defined in Item 6). The remaining principal amount of the Notes are subject to a beneficial ownership conversion limitation such that the RTW Funds cannot convert Notes to the extent it would result in the RTW Funds and their affiliates beneficially owning more than 9.99% of the Issuer's Shares, except as described in Item 6 hereof. The Warrants held by the RTW Funds are subject to a Blocker (as defined in Item 4 of Amendment No. 2 to the Schedule 13D), which is currently set at 4.99% and can be increased to 9.99% upon 61 days' prior notice by RTW.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On November 5, 2025, the RTW Funds delivered the November 2025 Conversion Notice to acquire 1,492,539 Shares. Other than as reported herein, the Reporting Persons did not effect any transactions with respect to the Shares during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

On November 5, 2025, pursuant to the terms of the Amended Note Purchase Agreement, the RTW Funds provided the Company with, and the Company accepted, a conversion notice (the "November 2025 Conversion Notice"), pursuant to which $5.0 million aggregate principal amount of the Notes was converted into an aggregate of 1,492,539 Shares.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (11/07/2025)
- RTW Master Fund, Ltd.: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Director (11/07/2025)
- RTW Innovation Master Fund, Ltd.: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Director (11/07/2025)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (11/07/2025)